UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB/A
Amendment No. 1
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐
Securities Act Rule 802 (Exchange Offer) ☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐
Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

GRUPO FERROVIAL, S.A.
(Name of Subject Company)

FERROVIAL GROUP, S.A.
(Translation of Subject Company’s Name into English (if applicable))

Kingdom of Spain
(Jurisdiction of Subject Company’s Incorporation or Organization)

CINTRA CONCESIONES DE INFRAESTRUCTURAS DE TRANSPORTE, S.A.
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

N/A
(CUSIP No. of Class of Securities (if applicable))

JOSE MARÍA PÉREZ TREMPS
GRUPO FERROVIAL, S.A.
PRÍNCIPE DE VERGARA, 135
28002 MADRID, SPAIN
TELEPHONE: 011-34-91-586-2500

With a copy to:
MICHAEL J. WILLISCH
DAVIS POLK & WARDWELL LLP
PASEO DE LA CASTELLANA, 41
28046 MADRID, SPAIN
TELEPHONE: 011-34-91-768-9610
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A
(Date Tender Offer/Rights Offering Commenced)

Part One – INFORMATION SENT TO SECURITY HOLDERS

Item 1.  Home Jurisdiction Documents

Exhibit No.
99.1	Merger Plan published by Cintra Concesiones de Infraestructuras de Transporte, S.A. and Grupo Ferrovial, S.A.

The purpose of this amendment is to include certain information previously inadvertently omitted from and correct certain other information previously included in the Merger Plan included in the Relevant Event Report published by Cintra Concesiones de Infraestructuras de Transporte, S.A. and Grupo Ferrovial, S.A. on July 29, 2009.

Such revisions appear on the cover page and on pages 15, 16, 24, 26, 28, 29, 61 and 70 of the attached Merger Plan and are shown in the attached as underlined text.

Item 2.  Informational Legends

The required legends have been included in prominent portions of Exhibits 99.1 referred to in Item 1.

Part Two – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

Part Three – CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed by Cintra Concesiones de Infraestructuras de Transporte, S.A. with the Securities and Exchange Commission on July 31, 2009.

Part Four – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 14, 2009

CINTRA CONCESIONES DE INFRAESTRUCTURAS DE TRANSPORTE, S.A.

By:	/s/ Javier Romero Sullá
	Name:	Javier Romero Sullá
	Title:	Secretary of the Board and Director of Legal Counseling